NEWS RELEASE
TSX: ELD NYSE: EGO	March 21, 2018

Eldorado Gold Reports Results of Technical Studies

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today announces the release of three technical studies for Kisladag, Lamaque and Skouries. This release is supplemental to, and should be read in conjunction with, the Company’s press release titled “Eldorado Gold Reports 2017 Year-End and Fourth Quarter Financial and Operational Results” to be released subsequently (the “Earnings Release”). Highlights of the three studies are as follows.1

Kisladag Mine (Turkey) – Pre-Feasibility Study

•	Mill construction has been identified as the preferred solution to optimize project value.
•	The Company will proceed on a staged basis and commence permitting, detailed engineering and limited early works immediately with permitting expected to be complete within 12 months.
•	The Kisladag Technical Study is expected to be filed on March 29, 2018 and a Feasibility Study is expected to be complete in October 2018, after which a final investment decision on construction of the mill will be made.
•	Subject to the final investment decision and required permitting, major construction of the mill is expected to begin in early 2019 with commissioning beginning in late 2020.
•	Estimated project capital of $490 million (including $378 million for the mill, $112 million for waste stripping, and $55 million in contingency), generates an estimated after-tax project NPV of $434 million at a 5% discount rate, an IRR of 22.1%, and a payback period of 3.7 years.
•	Proven and Probable reserves of 3.1 million ounces at 0.82 g/t Au support a nine year mine life with average annual production of 270,000 ounces of gold at an all in sustaining cost (“AISC”) of $778 per ounce.
•	New pit design optimizes cash flow and return on invested capital, while additional Measured and Indicated resources of 5.9 million ounces at 0.53 g/t Au provide further potential upside under a larger pit scenario.

Lamaque Project (Canada) – Pre-Feasibility Study

•	Focus on the development of the Triangle deposit (one of the three currently identified deposits at Lamaque) and refurbishment of the previously producing Sigma mill.
•	Maiden reserve at Triangle of approximately 893,000 ounces of gold at an average grade of
7.3 g/t supports an initial seven year mine plan to commence production with an average annual production of 117,000 ounces of gold at AISC of $717 per ounce
•	The study shows steady ramp up to an annual production of 135,000 ounces, which the company expects to sustain with further Resource to Reserve conversion.
•	Maiden reserve reflects a resource conversion of 84% from Measured and Indicated Resources defined by drilling at C1, C2 and C4 zones on approximately 25 meter centers.
•	Additional inferred resource of 1.3 million ounces of gold at 7.29 g/t Au, proximal to the existing reserve, has not been included in the Pre-Feasibility Study and will be targeted with near term conversion drilling to extend mine life.
•	Estimated capital cost of $122 million plus $57 million of pre-commercial production costs, offset by $80 million in pre commercial gold sales, for a net start-up capital of $99 million.
•	Estimated after-tax project NPV of $205 million at a 5% discount rate, an IRR of 34.3%, and a payback period of 3.7 years.
•	The Lamaque Technical Report for the Triangle deposit is expected to be filed on March 29, 2018, with first production expected at the start of 2019.

1All economic analysis modeled on a constant gold price of $1,300/oz

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Skouries Project (Greece) – Updated Technical Report

•	Updated Proven and Probable reserves of 3.8 million ounces of gold at 0.74 g/t Au and 1.7 billion pounds of copper at 0.49% Cu, supporting a 23 year mine life at an average annual production of 140,000 ounces of gold and 67 million pounds of copper with production from both open-pit and underground.
•	Estimated capital cost of $689.2 million (including $87 million in contingency) to fully develop both the open pit and Phase I of the Skouries underground, generating an estimated after-tax project NPV $925 million at a 5% discount rate, an IRR of 21.2%, and a payback period of 3.4 years.
•	The Skouries Updated Technical Report is expected to be filed on March 29, 2018. The updated design reflects some of the best available control technology, a dramatically reduced environmental footprint and utilizes filtered dry stack tailings.

“Combined with steady gold production from our existing operations at Efemcukuru, Olympias, and the Kisladag leach pad inventory, the Company has a solid production platform from a diverse asset base and offers a strong near-term, growth profile. By moving the newly acquired Lamaque Project through development and into production, along with the construction of a mill at Kisladag, we expect to restore Eldorado’s annual gold production to over 600,000 ounces. Both Turkey and Canada offer clear visibility on development and permitting timelines,” said George Burns, Eldorado’s President and Chief Executive Officer. “We have no immediate needs for financing and will continue to prioritize our project development opportunities and prudently deploy our capital.”

Paul Skayman, Eldorado’s Chief Operating Officer said, “We are confident that we can deliver near term growth on schedule and on budget. Underground development, construction and permitting at Lamaque’s Triangle deposit is well advanced and we are now expecting mill start up by the start of 2019. Major construction and the bulk of capital deployment for the Kisladag mill will begin in early 2019, subject to the Company making a positive final investment decision and after the permitting process and Feasibility Study are complete. The Kisladag mill is expected to enter commissioning before the end of 2020.”

Kısladag Mine, Turkey

In the third quarter of 2017, the Company announced that recent recoveries observed at Kisladag had been lower than the historic average. A significant amount of laboratory test work was undertaken to investigate the cause of the issue and to outline a path forward. Testing undertaken since the third quarter of 2017 included column tests, intermittent bottles rolls, large-scale column tests, high pressure grinding roll (HPGR) test work, as well as mill optimization studies and required engineering. Based on the results of this extensive test work, the recently completed technical study and the improved economics when compared to continuing with heap leaching, the Company will proceed with the mill option on a staged basis.

The new pit design results in a nine year mine life with an estimated after-tax net present value of $434 million at a 5% discount rate and an internal rate of return of 22.1%. Compared to heap leaching the design provides for similar recovered ounces and preserves the same flexibility to consider a larger pit in the future with expected additional economic upside at higher gold prices. Accordingly, it is expected that permitting will also provide for the current mine life and preserve the ability to expand to a larger pit if warranted.

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The Pre-Feasibility Study reflects a standalone milling operation and does not include any revenue associated with existing gold inventories. As the margin per ounce under a milling scenario is considerably better than heap leaching, the Company has decided to defer ore mining until the mill feasibility is complete and a final investment decision has been made. The Kisladag team will continue stripping waste from the pit in preparation for ore mining to recommence and will continue to extract gold from existing leach pad inventories. It is expected that Kisladag will produce 120,000-130,000 ounces of gold in 2018 at a cash cost of $600-$700 per ounce, including roughly $150 per ounce of non-cash inventory changes. Production for 2019 is expected to be 40,000-50,000 ounces at a cash cost of $1,100-1,200 per ounce, including roughly $650 per ounce of non-cash inventory changes. Methods to improve overall gold recovery from ounces already on the leach pad and enhance production beyond current inventory will also be evaluated.

The Company expects to file the Kisladag Technical Report compliant with National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) on March 29, 2018 and expects to complete a Feasibility Study in October 2018.

Supplementary information on Kisladag:

•	Though not included in the study, the contained value in the leach pad (ounces in inventory) will continue to be extracted. Efforts to extract ounces of gold in excess of the current inventory will be pursued through:
o	Sonic drilling on the leach pad to better understand how the gold is distributed in the pad.
o	Testing additional methods and technologies to potentially recover these ounces.
•	The mill will make use of the existing crushing circuit. The flow sheet for the mill will include grinding and classification, leach, carbon in pulp (CIP) followed by cyanide detoxification and tailings thickening for placement in a lined dry-stack storage facility.
•	Permitting will commence immediately and is anticipated to take approximately 12 months.
•	The plan is to move forward with obtaining vendor drawings of long lead equipment while permitting is ongoing. Second hand equipment for the long lead items will also be considered.
•	The Company has over a decade of successful construction success at Kisladag and in Turkey, including multiple plant expansions and greenfield construction projects. This historical success increases the reliability of assumed construction input costs including worker productivity, civil works, concrete costs and procurement.

Lamaque Project, Canada

The focus at Lamaque since the acquisition in July 2017 has been on infill drilling the upper portion of the Triangle deposit (one of three currently identified deposits on the property) to quantify and declare a maiden reserve. In 2018, the Company plans 9,000 metres of underground resource conversion drilling at Triangle targeting inferred resources in the C2 zone, along with 34,000 metres of surface exploration drilling that will test deeper “C” zones at Triangle and numerous other targets on the property. Exploration success would offer potentially significant upside, given the Sigma mill nameplate capacity of

2,200 tpd and the opportunity for low cost plant expansion to 5,000 tpd with the re-addition of a SAG mill (which was part of the original plant design and sold by a previous owner).

The Lamaque Pre-Feasibility Study of the Triangle deposit and the Sigma mill refurbishment, compliant with NI 43-101 is expected to be filed on March 29, 2018.

Additional items of note in the report include:

•	The Company received the Certificate of Authorization, closure plan and the mining lease for the Triangle deposit in the first quarter 2018. The only outstanding permit is for ore processing at the Sigma mill, which is expected to be received during the third quarter 2018.
•	The Company is evaluating an option to build an underground ramp to haul ore from Triangle to the Sigma mill, while passing through the Plug 4 and Parallel ore zones. The underground ramp is expected to reduce ore transport costs, improve access, and could serve as an excellent exploration drill platform for the Plug 4 and Parallel deposits as well as new targets along its route.

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Skouries Project, Greece

The updated technical report outlines a redesigned project, which optimizes project economics and incorporates some of the best available environmental and operational standards and technologies.

Additional items of note in the updated report include:

•	Approximately two years remaining to complete construction and commissioning following receipt of all necessary permits and a Company decision to proceed (see discussion of ongoing arbitration in the Earnings Release).
•	Capital costs in the revised design reflect earlier development of the underground, increased water management infrastructure, changes in foreign exchange and an increased estimate of the cost for the tailings filter plant.
•	Dry stacked tailings handling would be expected to decrease the project footprint by approximately 180 hectares or 40%, reduce overall operating risk and improve economics by increasing the amount of material that can be mined in the underground during the early years of operation.
•	The project offers a positive benefit to the Greek economy during the 20 plus years of operations, including the creation of approximately 1,000 direct jobs in the construction phase, an average of 700 direct jobs per year and over $750 million in direct taxes and royalties over the life of the mine (at current metal prices).

An updated technical study on Skouries, compliant with NI 43-101, is expected to be filed on March 29, 2018.

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Appendix: Project Economics and Key Parameters

Kisladag Mill Pre-Feasibility Economics and Key Parameters
Milling Capacity (Mtpa)	13 Mtpa
Mine Life (years)	9 years
Average Annual Gold Production (oz)	270,000 oz
Average Cash Costs ($/oz)	$666/oz
Average AISC ($/oz)	$778/oz
Average Recovery Rate (%)	80.1%
Average Gold Grade (g/t)	0.81 g/t Au
Strip Ratio (w:o)	1.3
Initial Capital (US$ millions)	$490M ($378M Construction, $112M Pre-Production Waste & Ore)
Sustaining Capital (US$ millions)	$213 M (including $103M Capitalized Waste)
Gold Price ($/oz)	$1,300/oz
NPV-5% (after tax, US$ millions)	$434M
IRR (after tax)	22.1%
Payback Period (years)	3.7 years

Lamaque Pre-Feasibility Economics and Key Parameters
Milling Capacity (Ktpa)	800 Ktpa capacity, 600 Ktpa processed
Initial Mine Life (years)	7 years
Average Annual Gold Production (oz)	117,000 oz
Peak Gold Production (oz)	135,000 oz
Average Cash Costs ($/oz)	$516/oz
Average AISC ($/oz)	$717/oz
Average Recovery Rate (%)	94.5%
Average Gold Grade (g/t)	7.3 g/t Au
Estimated Capital Expenditure (US$ millions)
Initial Capital Costs (to commercial production)	$122M
Pre-commercial Production Costs	$57M
Proceeds from Pre-Commercial Gold Sales	($80M)
Sustaining Capital	$162M
Gold Price ($/oz)	$1,300/oz
NPV-5% (after tax, US$ millions)	$205
IRR (after tax)	34.3%
Payback Period (years)	3.7 years

Skouries Updated Technical Report Key Parameters
Tonnes Milled (Mt)	156.7 Mt
Mine Life (years)	23 years
Average Annual Gold Production (oz)	140,000 oz
Average Annual Copper Production (Mlbs)	66.9 Mlbs
Average Total Cash Cost ($/oz)	$(70)/oz
Average AISC ($/oz)	$215/oz
Gold Recovery	82.5%
Copper Recovery	88.2%
Au Grade (g/t)	0.74 g/t Au
Cu Grade (%)	0.49% Cu
Total Development Capex ($M)	$689.2 M
Total Sustaining Capex ($M)	$758.0 M
Gold Price ($/oz)	$1,300/oz
Copper Price Assumption Used in Financial Analysis ($/lb)	$2.75
NPV-5% (after tax, millions)	$925 M
IRR (after tax)	21.2%
Payback Period (years)	3.4 years

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About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil.  The Company's success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, projected cash cost, planned capital and exploration expenditures for 2018; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the sale of our Chinese assets and the acquisition and integration of Integra on the Company’s operations;; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101I.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

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Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Contacts

Investor Relations

Peter Lekich, Manager Investor Relations

604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

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